บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)

Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkr
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.ja

03032754

October 9, 2003

03 OCT 21

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

Re : Jasmine International Public Company Limited
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

With reference to your approval file No. 82-4876 dated October 2, 1998 with regard to the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for securities of Jasmine International Public Company Limited (the "Company"). In order to continue to claim this exemption, we furnish to the Commission the information required by the Rule 12g3-2(b). The following items are the information that were made public, filed with an exchange or distributed to security holders of the Company :

1. Title : Reports the Results of Warrant Conversion to Common Shares (ADMS 39/46)
   Date : June 17, 2003
2. Title : The Progress on Business Rehabilitation of JASMIN and its subsidiary (ADMS 40/46)
   Date : July 11, 2003
3. Title : Clarification on rumour (ADMS 42/46)
   Date : July 28, 2003
4. Title : Report on Progress of the Business Rehabilitation of JASMIN's subsidiary (ADMS 43/46)
   Date : July 31, 2003
5. Title : The Central Bankruptcy Court's Approval to the Business Rehabilitation Plan of Jasmine International Public Company Limited (ADMS 44/46)
   Date : August 7, 2003
6. Title : Submits its Reviewed Quarterly Financial Statements (ADMS 45/46)
   Date : August 13, 2003
7. Title : Explanation regarding the Auditor's Disclaimer of Opinion on the Consolidated Financial Statements for the second quarter of 2003 (ADMS 46/46)
   Date : August 13, 2003
8. Title : Report on Progress of the Business Rehabilitation of Subsidiary Company (ADMS 48/46)
   Date : August 14, 2003
9. Title : Notice of Information Regarding the Exercise of the Rights Warrants (ADMS 49/46)
   Date : August 20, 2003
10. Title : Progress of Implementation of JASMIN's Business Rehabilitation Plan (ADMS 54/46)
    Date : September 3, 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

dlw 10/23

11. Title : Approval for Transfer of Reserved Fund to Compensate Accumulated Loss and for Change of Par Value of Shares (Par Split) of Jasmine International Public Company Limited (ADMS 56/46)
    Date : September 15, 2003

12. Title : Notification of the Resolutions of the Plan Administrator's Board of Directors' Meeting with Regard to Business Rehabilitation of Jasmine International Public Company Limited (ADMS 66/46)
    Date : September 26, 2003

13. Title : Report on Progress of the Business Rehabilitation of Jasmine International Public Company Limited (ADMS 68/46)
    Date : September 30, 2003

14. Title : The Central Bankruptcy Court's Approval to the Business Rehabilitation Plan of a Subsidiary Company (ADMS 69/46)
    Date : September 30, 2003

15. Title : A Disposal of Assets by a Subsidiary (ADMS 78/46)
    Date : October 8, 2003

In the event that any questions should arise in connection with this matter, please contact me at Tel: (662) 502-3013; Fax: (662) 502-3152 or E-Mail: vorasak.p@jasmine.com

Very truly yours,
Jasmine International Public Company Limited

By : ______________________

Name : Mr. Vorasak Pittawong
Title : Vice President
Accounting & Finance Department

Enclosures.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 39/46

17 June, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
REPORTS THE RESULTS OF WARRANT CONVERSION TO COMMON SHARES

As Jasmine International Public Company Limited (JASMIN) has issued and offered warrants to purchase new shares to the existing shareholders and the directors or employees of the company and its subsidiaries, JASMIN would like to report the results of warrant conversion to common shares as follows :-

1) *Warrants offered to the existing shareholders*
Refer to the resolution of the Annual General Meeting No 1/1999 held on 27 April 1999, approving the capital increase of the company by issuing 333.6 million units of warrant to the existing shareholders, the warrant holders can exercise right on the date 15th of March, June, September and December of each year through the maturity date. JASMIN has set the date for converting the company's warrants at the ratio of 1 right warrant into 1 common share at Baht 5.- per share. Date to notify the intention to exercise is 1-14 June 2003. The exercise date is on 16 June 2003. The results of the conversion are as follows:

- No warrant holder exercises his right -

After this conversion, there are 257,239,437 remaining warrants.

2) *Warrants offered to directors or employees of the company and its subsidiaries*
Refer to the resolution of the Extra-ordinary Shareholders Meeting of JASMIN No. 1/2000 held on 4 September 2000, approving the issuance and offering of warrants to purchase new shares to directors or employees of the company and its subsidiaries at total amount of the project 18,375,706 units, allocated in 3 classes as follows;

- Warrant Class 1 11,749,574 units (divided into 3 grants)
- Warrant Class 2 5,426,132 units (divided into 10 grants)
- Warrant Class 3 1,200,000 units (divided into 2 grants)

And approved the allocation of 18,375,706 ordinary shares at par value 10.- Baht each allocated to guarantee the use of rights exercised under the warrant to purchase ordinary shares of the company under the warrant issued to the directors or employees of the company and its subsidiaries.

Following to the mention project, the company issued and offered warrants as the following details :-

Warrant Class	*Issue No.*	*Issued and Offered (Unit)*	*Offered price per unit (Baht)*	*Exercise price per unit (Baht)*
1	1	3,916,524	0	10
	2	3,872,847	0	10
	3	3,872,856	0	10
2	1	622,415	0	15
	2	462,811	0	20
	3	622,415	0	16.50
	4	462,811	0	22
	5	622,415	0	18.15
	6	462,811	0	24.20
3	1	600,000	0	15
	2	600,000	0	15

The warrant holder can exercise on every 3 months on the date 15th of March, June, September and December of each year from the first day of exercise date specified in the warrant until the expiry date. In this time, the exercise date is on 16 June 2003, date to notify the intention to exercise is 1-14 June 2003. The ratio to exercise for every warrant class is 1 warrant unit per 1 common share at the above mentioned exercise prices.

The company would like to report the results of the conversion as follows :-

- No warrant holder exercises his right -

After this conversion, there will be warrants remaining as follows :-

- Warrant Class 1 Issue No. 1 3,916,524 units
- Warrant Class 1 Issue No. 2 3,872,847 units
- Warrant Class 1 Issue No. 3 3,872,856 units
- Warrant Class 2 Issue No. 1 622,415 units
- Warrant Class 2 Issue No. 2 462,811 units
- Warrant Class 2 Issue No. 3 622,415 units
- Warrant Class 2 Issue No. 4 462,811 units
- Warrant Class 2 Issue No. 5 622,415 units
- Warrant Class 2 Issue No. 6 462,811 units
- Warrant Class 3 Issue No. 1 600,000 units
- Warrant Class 3 Issue No. 2 600,000 units

The company will have a paid-up capital Baht 4,746,685,280.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ________________ Authorized director

(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 40/46

11 July 2003

Subject : The Progress on Business Rehabilitation of JASMIN and its subsidiary

Jasmine International Public Company Limited (the "Company"), by Cheangwatana Planner Co., Ltd., as the Company's planner, would like to inform you that, as the Central Bankruptcy Court rendered the order for evidence hearing in consideration of the Rehabilitation Plan (the "Plan") of JASMIN on 18, 24-25 June, 10 and 11 July 2003 respectively, the Central Bankruptcy Court finished the hearing related witnesses and scheduled for render the order for approval on the Plan of JASMIN on 7 August 2003 at 9.00 a.m.

As for the progress of the Business Rehabilitation of Jasmine International Overseas Co., Ltd. (JIOC), which is the Company's subsidiary, the Central Bankruptcy Court scheduled for render the order for approval on the Plan of JIOC on 31 July 2003 at 9.00 a.m.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

03 OCT 21

ADMS 42/46

28 July 2003

Subject : Clarification on rumour

As the Stock Exchange of Thailand would like Jasmine International Public Company Limited (JASMIN) to clarify the rumour on warrant issuance to the existing shareholders of JASMIN, the Company would like to inform that according to the rehabilitation plan (the "Plan") of JASMIN which was approved by the Statutory Creditors' Meeting, there will be the warrant issuance to the existing shareholders. However it depends on the consideration of the Central Bankruptcy Court which scheduled for render the order for approval on the Plan on 7 August 2003. In case the Central Bankruptcy Court considers approving the Plan, the Planner will further proceed the mentioned Plan.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 43/46

31 July 2003

Subject : Report on Progress of the Business Rehabilitation of JASMIN's subsidiary.

Jasmine International Public Company Limited (the "**Company**") by Cheangwatana Planner Co., Ltd., the Company's planner, would like to inform progress of the business rehabilitation of Jasmine International Overseas Company Limited ("**JIOC**"), a subsidiary of the Company, that as the Central Bankruptcy Court has scheduled a session to render the order regarding the plan approval of JIOC on 31 July 2003 at 9:00 a.m., Pakkret Planner Co., Ltd., the planner of JIOC, has submitted the petition to submit the additional explanation to the plan and the Court has ordered to postpone the Court session to render the order regarding the plan approval to 14 August 2003 at 9.00 a.m. To avoid the confusion or misunderstanding of the investors in relation to such postponement, the Company, therefore, notifies this letter to all investors concerned.

For the session to hear the order regarding the plan approval of the Company, the Court's approval session still remains on 7 August 2003.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Planner of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

03 OCT 21

ADMS 44/46

7 August 2003

Subject : The Central Bankruptcy Court's Approval to the Business Rehabilitation Plan of Jasmine International Public Company Limited
To : The President of the Stock Exchange of Thailand

Jasmine International Public Company Limited (the "**Company**") would like to inform that as the statutory meeting of the creditors approved the Company's Business Rehabilitation Plan (the "**Plan**") on 6 March 2003, the Central Bankruptcy Court on 7 August 2003 has rendered the order to approve the Plan and has appointed Cheangwatana Planner Co., Ltd. as the Plan Administrator of the Company. All of the Planner's rights, powers and duties shall be vested in the Plan Administrator from the date hereof onwards.

The summary of the court-approved Plan is as follows:

1. **Creditors Classification and Treatment**

The Plan classifies the creditors into 8 groups, being 3 groups of secured creditors and 5 groups of unsecured creditors, details of which are as follows:

***Group 1* 1st Secured Creditor whose debt is not less than 15% of the total indebtedness :** This group consists of one creditor whose debt accounts for approximately 19.24% of the total indebtedness and having the Company's pledged assets as collateral under the Debt Restructuring Agreement. Group 1 Creditor will be treated under the Last Bullet Payment Loan Program as follows:

- The creditor will be given a hair-cut of 82% of the principal and a waive of all accrued interests and outstanding fees;
- The remaining 18% of principal must be repaid in year 10;
- MLR-2 interest rate will be charged commencing from the first day of the program. The interests will be paid by installment, but can be accrued to be paid in year 10; and
- All unserviceable principal and accrued interest in year 10 will be waived if free cash is not sufficient.

***Group 2* 2nd Secured Creditor whose debt is not less than 15% of the total indebtedness:** This group consists of one creditor whose debt accounts for approximately 15.32% of the total indebtedness and having the Company's pledged assets as collateral under the Debt Restructuring Agreement. Group 2 Creditor will be treated under the 9-year Amortizing Loan Program as follows:

- All principal and accrued interest (calculated at normal rate up to 17 September 2002) will be repaid by installment within a 9-year period at MLR interest rate; and
- On commencement date of the program, all other debts and default interests will be waived.

***Group 3* Other Secured Creditors:** This group consists of a number of creditors each of which has a debt amount less than 15% of the total indebtedness and having the Company's pledged

assets as collateral under the Debt Restructuring Agreement. The amount of debts in this group accounts for approximately 47.79% of the total indebtedness. Each of Group 3 Creditors will be treated under various debt repayment programs and will be repaid in the following order:

(a) Program of Debt-to-Asset Swap (Non-Core Assets) through SPV

- Non-core assets will be transferred to an SPV at the fair market value;
- The principal will be converted (in the amount equivalent to the fair market value of the transferred assets) to SPV's debt owed to the creditors, thus making such principal extinguish;
- SPV will issue its debt instruments to the creditors and the shares in SPV will be transferred to the creditors proportionately; and
- Upon the completion of the foregoing, the remaining debts will be treated under the 4-year Amortizing Loan Program and the Mandatory Debt-Equity Swap Program respectively.

(b) 4-year Amortizing Loan Program

- The creditors will be given a hair-cut of 75% of the remaining principal and a waive of all accrued interests and outstanding fees;
- The remaining 25% of principal will be repaid by installment within a 4-year period with interest at the rate as specified in the Plan;
- The total repayment amount under this program will be limited at the maximum amount of 550 million Baht plus the cash amount left from the Discount Debt Buyback Program; and
- Upon the completion of the foregoing, the remaining debts will be treated under the Mandatory Debt-Equity Swap Program.

(c) Mandatory Debt-Equity Swap Program

- The remaining debts will be converted to 18 million shares of equity at the conversion price to be determined by the reserved shares but shall not be less than 10 Baht per share. All of the interests and outstanding fees (if any) shall be waived.

Each creditor in Group 3 shall have a right to choose and give a consent to be treated under any alternative debt repayment programs other than those mentioned above. The alternative debt repayment programs are the Discount Debt Buyback Program, the Voluntary Debt-to-Equity (Preferred Shares) Swap Program and the Hybrid Debt Repayment Program. The details for each of them are as follows:

(d) Discount Debt Buyback Program

- The debts will be bought back at a discount rate between 15.37% and 18% of the face amount of the principal;
- The buyback will be made at a single price (i.e. average weighted price). However, the total buyback amount to be paid under this program will be limited at the maximum amount of 300 million Baht;
- The buyback will be made on a bidding basis i.e. the creditor offering the lowest buyback price will be treated first followed by the creditor offering the second lowest buyback price and so on until the creditor offering the highest buyback price (average weighted price) is treated or until the maximum amount of 300 million Baht is fully used. For the last (highest) buyback price, if several creditors offer the same price, such creditors will be repaid in proportion to their principals;
- All accrued interests and outstanding fees will be waived; and
- Creditors (or portions of indebtedness) not participating in this program will automatically be treated under the general debt repayment programs for Group 3 Creditors.

(e) Voluntary Debt-to-Equity (Preferred Shares) Swap Program

- Debts will be swapped to equity at the price ranking from 55 Baht per share to 65 Baht per share;
- Swap will be made at a single price (i.e. average weighted price), and the total number of preferred shares to be used under this program will be limited at the maximum amount of 20 million shares;
- Swap will be conducted on a bidding basis i.e. the creditor offering the highest swap price will be treated first followed by the creditor offering the second highest swap price and so on until the creditor offering the lowest swap price (average weighted price) is treated or until the 20 million shares are fully allocated. For the last (lowest) swap price, if several creditors offer the same price, the shares will be allocated to the creditors in proportion to their principals;
- All accrued interests and outstanding fees will be waived; and
- Creditors (or portions of indebtedness) not participating in this program will automatically be treated under the general debt repayment programs for Group 3 Creditors.

(f) Hybrid Debt Repayment Program

1) 18% of the principal of each participating creditor will be repaid by installment with interest within a 9-year period;
2) On the commencement date of this program, the remaining principal (82%) of each participating creditor will be converted to a new debt, each of which will be evidenced by separate debt acknowledgement agreement. Debt due under such agreement will be repaid out of the Company's free cash in year 10 (if any);

- All accrued interests and outstanding fees (if any) will be waived; and
- Creditors (or portions of indebtedness) not participating in this program will automatically be treated under the general debt repayment programs for Group 3 Creditors.

***Group 4** Related Company Creditors:* This group of creditors consists of a number of unsecured creditors which are related companies. The amount of debts in this group accounts for approximately 9.40% of the total indebtedness. Each of Group 4 Creditors will be treated under the Last Bullet Payment Loan Program--similar to Group 1 Creditor.

***Group 5** Creditors Supporting the Existing Major Projects:* This group of creditors consists of unsecured creditors who are financially supporting the existing major projects. The amount of debts in this group accounts for approximately 0.71% of the total indebtedness. Debt of each creditor in this group is still current and is not in default. Each creditor in this group will be repaid in full in accordance with the relevant underlying original agreement or contractual document.

***Group 6** Contingent Creditors:* These creditors are those with conditional or contingent debts, whose conditions are not yet fulfilled. The amount of debts in this group accounts for approximately 6.72% of the total indebtedness. As the Company is not yet in default, it is uncertain whether in the future the Company will be liable to each creditor in this group. If the condition is fulfilled, relevant creditors will be eligible for a full repayment in accordance with the relevant underlying original agreement or contractual document without any change.

***Group 7** Non-Default Trade Creditors:* This group of creditors consists of unsecured trade creditors whose debts are not yet in default. The amount of debts in this group accounts for approximately 0.59% of the total indebtedness. The Plan provides that each creditor in this group will be repaid in full in accordance with the relevant underlying original agreement or contractual document.

Group 8 ***Professional Creditors:*** This group of creditors consists of unsecured creditors whose debts are advisory fees, professional fees and expenses. The amount of debts in this group accounts for approximately 0.23% of the total indebtedness. The defaulted debt of each creditor in this group will be fully repaid with interest (if any) within 15 days from the date on which the court approved the Plan. In addition, such creditor still has rights in accordance with the relevant underlying original agreement or contractual document as if there was no event of default.

If business rehabilitation under the Plan is operated given that the creditor select Discount Debt buyback program which the amount to be paid under this program will be limited at the maximum of 300 Million Baht, the Company will be able to reduce the total indebtedness claimed by creditors from approximately 11,800 million Baht to approximately 2,946 million Baht, being payable debts by the following detail,

(a) 9- year amortizing loan program, total amount approximately 1,808 Million Baht.
(b) 4- year amortizing loan program, total amount approximately 550 Million Baht.
(c) The last bullet payment loan program in year 10, total amount approximately 588 Million Baht.

For contingent debts, approximately 792 Million Baht, principally under letter of guarantee issued by banks, the company will return the letter of guarantee to the issuer when the project complete. Thus, there is no liability for the company for this amount.
In conclusion, the company will be able to reduce the total indebtedness approximately 8,062 Million Baht by the following process under the rehabilitation plan;

(a) Program of Debt-to-Asset Swap (Non-Core Assets) through SPV.
(b) Cash payment within 15 days.
(c) Program of Debt-to-Equity Swap.
(d) Debt haircut.

2. Capital Increase and Issuance of Newly Issued Securities

The Plan provides for capital increase registration so as to be in line with business rehabilitation process under the Plan, details of which are as follows:

(a) Issuance of 30 million newly issued common shares, the proceeds of which will be used in the Discount Debt Buyback Program;
(b) Issuance of 20 million newly issued preferred shares for debt-equity conversion in the Voluntary Debt-to-Equity Swap Program;
(c) Issuance of 18 million newly issued common shares for debt-equity conversion in the Mandatory Debt-to-Equity Swap Program; and
(d) Additionally, the Plan provides that the Plan Administrator or the Company may issue to existing shareholders warrants not exceeding 750,283,671 units. The proceeds of warrant issue and warrant exercise will be used as working capital of the Company. Whether or not the Company issues the warrants is not a factor of success of the Plan. As such, non-issuance of warrants is not considered as an event of default under the Plan. However, in the case where warrants are issued, the Company must reserve not exceeding 750,283,671 common shares for exercising such warrants.

3. Release of Collateral Assets (In Case of Secured Creditors)

Immediately upon the debt release or repayment under the relevant debt repayment programs (whether in cash, by way of debt-to- equity conversion or otherwise) under the Plan, it shall be deemed that relevant secured creditors shall have (i) waived all of their rights over the collateral assets; and (ii) released or discharged all security assets under the Debt Restructuring Agreement or any other security assets provided as collateral in accordance with any other agreements or contractual documents (whether such security assets belong to the Company or otherwise).

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd.

As the Planner and Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL: http://www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 45/46

August 13, 2003

JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED
SUBMITS ITS REVIEWED QUARTERLY FINANCIAL STATEMENTS

Jasmine International Public Company Limited (the company) would like to submit its reviewed financial statements for the second quarter of 2003, ending June 30, 2003. These financial statements have been

( ) approved by the company's Executive Committee
( ) approved by the company's Board of Directors
(✓) reviewed by the company's Audit Committee at the meeting No. 3/2003 held on Wednesday 13, 2003.
(✓) approved by the Board of Directors of Chaengwatana Planner Co., Ltd., on behalf of plan administrator of Jasmine International Public Company Limited at the meeting No. 9/2003 held on Wednesday 13, 2003.

In addition, stated below is the report on the company's operation results.

For the second quarter of 2003, the company and its subsidiaries incurred net profit of Bt. 369 million from operation increasing Bt. 1,773 million or 380% compared with net loss of Bt. 1,404 million in the same period last year. The reasons are as follows :-

1. The company and its subsidiaries had total sales at the amount of Bt. 1,571 million increasing Bt. 484 million or 44.52% from the same quarter last year caused by the increase revenues received from design, supply and installation the Signaling and Telecommunications Double Track Railway Project Package ST1 of the State Railway of Thailand and the Equipment for the Communication Authority of Thailand SDH System in Bangkok and vicinity area project Phase II.

2. The company and its subsidiaries incurred profit (loss) of Bt. 122 million from operations. Breakdown of profit (loss) from operation is as follows :

2.1	Acumen Co., Ltd. and its subsidiaries	Bt.	126	Million
2.2	Jasmine Submarine Telecommunications Co., Ltd. and its subsidiaries	Bt.	75	Million
2.3	Jasmine Telecom Systems Co.,Ltd.	Bt.	52	Million
2.4	Jasmine International Public Company Limited	Bt.	(72)	Million
2.5	Jasmine International Overseas Co., Ltd. and its subsidiaries	Bt.	(40)	Million
2.6	Others	Bt.	(19)	Million
	Total	Bt.	122	Million

3. The company and its subsidiaries incurred net profit of Bt. 198 million from the foreign exchange rate as a result of the Baht appreciation against the US Dollar and Japanese Yen.

4. The company realized profit from its associated companies at the amount of Bt. 49 million which partly from TT&T Public Company Limited.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature _________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

JASMIN reports reviewed quarterly financial statements as follows.

Jasmine International Public Company Limited

	Quarter 2		For 6 Months	
	Ending June 30,		Reviewed (In thousands)	
Year	2003	2002	2003	2002
Net profit (loss)	369,342	(1,404,899)	641,589	(1,102,442)
EPS (baht)	0.89	(3.39)	1.55	(2.66)

Type of report : Unable to reach any conclusion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co.,Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 46/46

August 13, 2003

Subject : Explanation Regarding the Auditor's Disclaimer of Opinion on the Consolidated Financial Statements for the second quarter of 2003

Pursuant to the disclaimer of opinion made on August 8, 2003 by the Auditor on the consolidated financial statements as of June 30, 2003 of Jasmine International Public Company Limited (the Company) and its subsidiaries; we hereby are pleased to provide you with the following information:

1. The going-concern business is for the Company and its subsidiary, Jasmine International Overseas Company Limited (JIOC), defaulted on the debt repayments under the Debt Restructuring Agreement. The Company and its subsidiary have incurred capital deficit amounting to approximately Baht 209 million and current liabilities approximately Baht 2,837 million in excess of current assets. Due to such factors, the Company and its subsidiary filed a petition for business rehabilitation to the Central Bankruptcy Court, on which we are pleased to report as follows:

   - Chaengwatana Planner Company Limited and Pakkret Planner Company Limited were appointed by the Central Bankruptcy Court as the planner of the Company and its subsidiary respectively,
   - On March 6 and May 2, 2003, Chaengwatana Planner Company Limited, the planner of the Company and Pakkret Plnner Company Limited, the planner of JIOC, convened a Statutory Creditors' Meeting to consider the rehabilitation plan. The Creditors' Meeting passed the resolution approving the Plan, being approving votes of 59.76% and 80.67% respectively.
   - On August 7, 2003, the Central Bankruptcy Court approved the rehabilitation plan of the company and appointed Chaengwatana Planner Co., Ltd. to be the plan administrator of the company. Furthermore, the Central Bankruptcy Court set a session to consider the approved plan of JIOC on August 14, 2003.

   We do believe should things be proceeded accordingly to the submitted plan; the Company's financial status, cash flow, and operation results will be improved.

2. In terms of the provision for impairment loss in assets of ACeS Regional Service Company Limited (ARS) and JIOC who invested in the construction of a gateway station for ACeS, the satellite-based mobile telecommunications, amounting to Baht 640 million and had investments in shares in ACeS International Limited (owner of the ACeS Satellite) amounting to Baht 867 million, we are pleased to inform that these subsidiaries presently have the provision of Baht 1,017 million and a consecutive incoming cash flow, progressive sales volume (as at the half of this year amounting to Baht 145 million), and overseas project expansion to increase additional sales volume. We are therefore confident that the projected net cash flow to be derived from the operating profit as shown in the projected financial statement is adequate for the provision for impairment loss in assets.

Besides, the trade counterparts allocated in Indonesia and the Philippines also have favorable operating performances, resulting in the promising operation results of ACeS International Limited in the future. It is to our certainty that the capital investment in ACeS International Limited will not be lower than the forecasted provision for impairment loss.

Please be informed accordingly.

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 48/46

14 August 2003

Subject : Report on Progress of the Business Rehabilitation of Subsidiary Company
To : The President of the Stock Exchange of Thailand

Jasmine International Public Company Limited (the "**Company**") would like to inform progress of the business rehabilitation of Jasmine International Overseas Company Limited ("**JIOC**"), a subsidiary of the Company, that on 14 August 2003, Pakkret Planner Co., Ltd., the planner of JIOC, submitted the petition to bring the JIOC Plan back for making an amendment, and the amended JIOC Plan will be submitted to the creditors' statutory meeting for reconsideration accordingly. The Court has given a permission as so requested.

To avoid the confusion or misunderstanding of the investors in relation to such amendment, the Company, therefore, notify this letter to all investors concerned that the amendment to JIOC Plan will not in any way have any effect whatsoever to the Company's court-approved plan.

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 49/46

August 20, 2003

Subject : Notice of Information Regarding the Exercise of the Rights Warrants
To : Warrant Holders of Jasmine International Public Company Limited

Jasmine International Public Company Limited would like to inform you the information regarding the Exercise of 257,239,437 units of the Company's Rights Warrants as follows:

1. The Exercise Date is on September 15, 2003 during 8.30 to 15.30 hours.
2. The Notification Period is during 8.30 to 15.30 hours on the Company's business day on September 1, 2003 through September 14, 2003.
3. Contact Place to exercise the Rights Warrants and to get the Subscription Forms is:
   - Jasmine International Public Company Limited
     200, 29th-30th Floor, Moo 4, Chaengwattana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand, Telephone No. (66 2) 502-3119-20, Fax No. (66 2) 502-3151
   - Or at any office of the brokerage companies during the Notification Period.
4. The Exercise Ratio and the Exercise Price to subscribe the Company's Common Shares :
   1 Rights Warrant has a right to subscribe 1 Common Share of the Company at the price of Baht 5 per share.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr. Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Stock Exchange of Thailand

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 54/46

3 September 2003

Subject : Progress of Implementation of JASMIN's Business Rehabilitation Plan.
To : The President of the Stock Exchange of Thailand

The meeting of the Board of Directors of Chaengwatana Planner Co., Ltd. as the Plan Administrator of Jasmine International Public Company Limited (**"JASMIN"**), No.10/2003 held on 2 September 2003 resolved to establish Chaengwatana Special Purpose Vehicle Co., Ltd. to take on the transfer of debts and non-core assets of JASMIN, and to use such assets to repay debts to JASMIN's relevant creditors under the Program of Debt-to-Asset Swap (Non-Core-Assets) through SPV as provided in JASMIN's Business Rehabilitation Plan (the **"Plan"**). Chaengwatana Special Purpose Vehicle Co., Ltd. will have the registered capital of Baht 1,000,000 divided into 100,000 ordinary shares with the par value of Baht 10 each. In the initial stage, JASMIN will hold 99,993 shares in Chaengwatana Special Purpose Vehicle Co., Ltd. or approximately 99.99% of all ordinary shares of the company. JASMIN expects to make a full payment of all such shares within the third quarter of the year 2003.

The value of assets acquired or disposed of under the transaction as mentioned above compared to the total value of JASMIN's assets accounts merely for 0.006%. As a result, this transaction is not considered as a transaction under the Notification of the Stock Exchange of Thailand Re: Rules and Procedures for Disclosure of Acquisition and Disposal of Assets of Listed Companies.

Please be informed accordingly.

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., the Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to : The office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 56/46

September 15, 2003

Subject : Approval for Transfer of Reserved Fund to Compensate Accumulated Loss and for Change of Par Value of Shares (Par Split) of Jasmine International Public Company Limited

Jasmine International Public Company Limited (the "**Company**") by Chaengwatana Planner Co., Ltd., as the Plan Administrator (the "**Plan Administrator**"), hereby reports that the Central Bankruptcy Court (the "**Court**") has approved the petition filed by the Plan Administrator on 12 September 2003 for transfer of reserved fund to compensate accumulated loss and for change of the par value of the Company's shares (par split) (the "**Petition of 12 September 2003**") in accordance with Section 90/64 of the Bankruptcy Act with the details as follows:

(1) Transfer of Reserved Fund to Compensate Accumulated Loss

Under the Business Rehabilitation Plan of the Company (the "**Plan**"), the Plan Administrator may transfer the reserved fund to compensate accumulated loss of the Company in order to restructure the Company's debts and equity. In addition, such transfer will help improving the Company's accounting status whereby the Company may have an excess cash to repay debts to its creditors and to pay dividends to the shareholders and those making investment in securities of the Company in the future. Upon the Court's deliberation of the Petition of 12 September 2003, the Court has issued the approval order. In the Petition of 12 September 2003, the Plan Administrator states that the transfer of reserved fund to compensate accumulated loss will be completed within 15 business days. After such transfer is completed, the Company's accumulated loss will be reduced from Baht 8,674,641,000 to Baht 4,518,164,000 (which is the amount of accumulated loss of the Company before the reduction of debts under the Plan).

(2) Plan to Conduct Change of Par Value of Shares (Par Split)

In addition, in the Petition of 12 September 2003, the Plan Administrator requested the Court to approve the change of the par value of the Company's shares (par split) from Baht 10 per share to Baht 1 per share. By doing so, trading of the Company's securities on stock exchange will have higher liquidity, which will be beneficial to all investors and creditors of the Company. Upon the Court's deliberation of the Petition of 12 September 2003, the Court has issued the approval order. In the Petition of 12 September 2003, the Plan Administrator states that the change of the par value of the Company's shares will be conducted and completed at such time the Plan Administrator deems appropriate but after the commencement date of the debt repayment programs under the Plan.

The Company, therefore, notify this letter to all investors concerned. Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 66/46

September 26, 2003

Subject : Notification of the Resolutions of the Plan Administrator's Board of Directors' Meeting with Regard to Business Rehabilitation of Jasmine International Public Company Limited

Attention : President of the Stock Exchange of Thailand

Attachment : 1) Summary Details of Warrant II
2) Capital Increase Report Form

Chaengwatana Planner Co., Ltd. (the "**Plan Administrator**"), as the Plan Administrator of Jasmine International Public Company Limited ("**Jasmine**"), hereby would like to inform the resolutions of the Plan Administrator's Board of Directors' Meeting No.12/2546 held on 25 September 2003 with regard to the rehabilitation of Jasmine's business to the Stock Exchange of Thailand as follows:

(1) The meeting approved that Jasmine will issue 551,970,477 units of rights warrants ("**Warrant II**") for offering to the existing shareholders of Jasmine having their name appeared on the Registration of Shareholders book on 20 October 2003 with the proportion of one existing ordinary share to one unit of warrant at the offering price of Baht 0.05 (Five Stang) per unit, exercise price at Baht 5.00 per share with the terms and conditions provided in the Business Rehabilitation Plan of Jasmine ("**the Plan**"). The purpose of the issuance of Warrant II is to use the proceeds from the issuance and the exercise of the conversion rights thereunder as working capital to be used for business operations and to support business expansion of Jasmine in the future. The details of such warrants are shown in the attachment 1).

(2) The meeting approved the adjustment of the rights under the warrants of Jasmine issued to the existing shareholders in 1999 and the Employee Stock Option (ESOP) warrants issued to the directors and/or the employees of Jasmine and its subsidiaries in 2000 (together referred to as "**Existing Warrant**") according to the calculation formula and method provided in Existing Warrant Prospectus. This approval is a result of the fact that the issuance of Warrant II has caused Existing Warrant holders to lose their rights and benefits as provided in the conditions on right adjustment stipulated in Existing Warrant Prospectus. Furthermore, in the future upon the subscription of the newly issued or debt-equity conversion pursuant to the Plan, Jasmine may have to adjust the rights of the Existing Warrant. The right adjustment of the Existing Warrant will be determined according to the calculation formula and method provided in the Existing Warrant Prospectus.

(3) The meeting approved that Jasmine will reduce the capital for unsold or yet to be sold shares of Baht 5,169,163,290. For this purpose, the amount of 516,916,329 ordinary shares with the par value of Baht 10 per share that is left unsold will be annulled. After such reduction of capital, Jasmine will have Baht 7,502,836,710 registered capital, divided into 521,970,477 paid-up ordinary shares with the par value of Baht 10 per share and 228,313,194 ordinary shares allocated for the conversion of Existing Warrant with the par value of Baht 10 per share.

(4) The meeting approved the amendment of Jasmine's Memorandum of Association to be in line with the reduction of capital. Such amendment will be made by repealing the existing provision in Clause 4 and replace it with the following:

"Clause 4	*Registered Capital*	*7,502,836,710 Baht*	*Seven Thousand Five Hundred and Two Million Eight Hundred Thirty-Six Thousand Seven Hundred and Ten Baht*
	Divided into	*750,283,671 Shares*	*Seven Hundred Fifty Million Two Hundred Eighty-Three Thousand Six Hundred and Seventy-One Shares*
	Each with the value of Being	*10 Baht*	*Ten Baht*
	Divided into		
	Ordinary Shares	*750,283,671 Shares*	*Seven Hundred Fifty Million Two Hundred Eighty-Three Thousand Six Hundred and Seventy-One shares*
	Preference Shares	*- None -*	*-"*

(5) The meeting approved that Jasmine will increase its capital for another Baht 8,182,836,710 by issuing 798,283,671 newly issued ordinary shares with the par value of Baht 10 per share and 20,000,000 newly issued preference shares with the par value of Baht 10 per share. As such, Jasmine's capital will increase from Baht 7,502,836,710 to Baht 15,685,673,420 which is in line with the provision of the Plan.

(6) The meeting approved the allocation of shares to increase the capital of Jasmine. The details of such share allocation will be in accordance with the Plan as follows:

(1) Ordinary Shares	30,000,000 Shares	Par Value of Baht 10 per Share	To be offered to one or more of the existing shareholders or specific investors as the Plan Administrator deems appropriate (pursuant to Clause 7.3 (1) of the Plan).
(2) Preference Shares	20,000,000 Shares	Par Value of Baht 10 per Share	To be used for the Voluntary Debt-to-Preference Share Swap Program (pursuant to Clause 7.3 (7) (b) of the Plan).
(3) Ordinary Shares	18,000,000 Shares	Par Value of Baht 10 per Share	To be used for the Mandatory Partial Debt-to-Equity Swap Program (pursuant to Clause 7.3 (6) of the Plan).
(4) Ordinary Shares	750,283,671 Shares	Par Value of Baht 10 per Share	To reserve for conversion of Warrant II and the adjustment of the conversion rights under Existing Warrant as a result of the issuance of Warrant II and/or the increase of capital under the Plan (pursuant to Clause 8.1 (3) of the Plan).

(7) The meeting approved the amendment of Jasmine's Memorandum of Association to be in line with the increase of capital. Such amendment will be made by repealing the existing provision in Clause 4 and replace it with the following:

"Clause 4	*Registered Capital*	*15,685,673,420 Baht*	*Fifteen Thousand Six Hundred Eighty-Five Million Six Hundred Seventy-Three Thousand Four Hundred and Twenty Baht*
	Divided into	*1,568,567,342 Shares*	*One Thousand Five Hundred Sixty-Eight Million Five Hundred Sixty-Seven Thousand Three Hundred and Forty-Two Shares*
	Each with the value of Being	*10 Baht*	*Ten Baht*
	Divided into Ordinary Shares	*1,548,567,342 Shares*	*One Thousand Five Hundred Forty-Eight Million Five Hundred Sixty-Seven Thousand Three Hundred and Forty-Two Shares*
	Preference Shares	*20,000,000 Shares*	*Twenty Million Shares"*

(8) The meeting approved the amendment of Jasmine's Articles of Association by repealing the existing provisions in Clause 3, Clause 9 and Clause 37 and replace them with the following:

*"**Clause 3.** The Company's shares are named ordinary shares and named preference shares paid up by a single payment of money and/or paid up by non-cash assets or through the provision of rights over literary works, works of art or science, patents, trademarks, models, charts, confidential formulas or processes, or industrial, commercial or scientific know-how.*

The Company's preference shares carry the following terms and conditions: (a) Upon the Company's liquidation, the holders of preference shares will have senior rights to the holders of ordinary shares in receiving the return of share payments left over after the liquidation; (b) In any year the Company makes dividend payments, the holders of preference shares will receive non-accumulative dividends at the rate of at least Baht 0.25 per share. However, if the Company makes the payment of dividends to the holders of ordinary shares at the rate higher than Baht 0.25 per share, the holders of preference shares will receive the same amount of dividends as the holders of ordinary shares do; and (c) Like ordinary shares, one preference share will be entitled to one vote.

The Company will be entitled to issue all types of debentures, warrants or other forms of securities pursuant to the law on securities and exchanges or other governing laws."

*"**Clause 9.** Unless stipulated otherwise in these Articles of Association, the Company's shares can be transferred without restraint. However, the holding of the Company's shares by aliens must not exceed 49% of all shares of the Company that have been sold."*

*"**Clause 37.** No payment of dividends shall be made from other types of money than profits. So long as the Company has retained loss, no payment of dividends is allowed.*

Payment of dividends shall be made in proportion to the holding of shares unless stipulated otherwise in the Articles of Association with regard to preference shares.

The Board of Directors may make an interim payment of dividends to the shareholders from time to time when it considers that the Company has sufficient amount of profits to make such payment. Such consideration of the Board of Directors shall be reported to the shareholders in the next meeting.

Payment of dividends shall be made within one month from the date of the shareholders' meeting or the Board of Director's resolution, as the case may be. Notice of dividend payment shall be made to the shareholders and published in a Thai language newspaper for 3 consecutive days."

(9) The meeting approved that Jasmine will allocate Warrant II left unsold after the right issue to the major shareholder(s) of Jasmine holding shares exceeding 25% of paid-up registered capital on the closure date of the Registration of Shareholders book to identify the shareholders' right to subscripted for Warrant II at the offering price, the conversion ratio and the exercise price provided in the Plan. This type of transactions is considered as a connected transaction under the Notification of the Stock Exchange of Thailand Re: Rules and Procedures for the Disclosure of Connected Transactions of Listed Companies dated 17 February 1993.

(10) The closure date of the Registration of Shareholders book to identify the shareholders' right to subscripted for Warrant II will be on Monday 20 October 2003 at 12:00 hours.

At the moment, the Plan Administrator is requesting for the Court's permission for amendments of the Articles of Association and the Memorandum of Association of Jasmine as required under Section 90/64 of the Bankruptcy Act.

Please be informed accordingly. Further progress will be reported at later stages.

Sincerely yours,

Signature ______________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission

Summary Details of Warrant II
of
Jasmine International Public Company Limited

Category	:	Rights Warrants of Jasmine International Public Company Limited – Warrant II.
Type	:	Named and transferable warrants.
Maturity	:	5 years from the date of issuance.
Amount	:	551,970,477 units (Five hundred fifty-one million nine hundred seventy thousand four hundred and seventy-seven units).
Offering Method	:	To be allocated to the shareholders having their name appeared on the Registration of Shareholders book on 20 October 2003 with the proportion of one existing ordinary share to one unit of warrant.
Offering Price	:	Baht 0.05 (Five Stang) per unit.
Conversion Ratio	:	One unit of warrant can be converted to one ordinary share.
Exercise Price	:	Baht 5.00 (Five Baht) per share with the par value of Baht 10
Exercising Period	:	The conversion right can be exercised on the 30th of March, June, September and December of every year. The date of first exercise will be fixed in the Information Memorandum to be approved by the Office of the Securities and Exchange Commission (the "**SEC**") for continued effect while the date of final exercise will be the date immediately before the lapse of the 5-year period.
Amount of Shares Allocated to Reserve for the Warrants	:	551,970,477 shares (Five hundred fifty-one million nine hundred seventy thousand four hundred and seventy-seven shares).
Secondary Markets of the warrant	:	Jasmine will arrange for the warrants to be listed on the Stock Exchange of Thailand at later stages.
Effect on Shareholders	:	After all warrants of this issue are converted to ordinary shares, the amount of shares issued to be reserve for the exercise of conversion rights under the warrants will account for 50% of paid-up registered capital.

Conditions Governing the Unsold Lot of Warrants	:	(1) If there is an amount of warrants left unsold after the right issue, the Plan requires that Jasmine offer such warrants to major shareholder(s) holding shares exceeding 25% as of the closure date of the Registration of Shareholders book to identify the shareholders' right to subscripted for Warrant II. Such major shareholder (s) may or may not subscribe the warrants that are left unsold. However, if they choose to make a subscription, they must comply with the terms and conditions stipulated in the Information Memorandum approved by the SEC for continued effect. (2) After the subscription as provided in (1) above, if there is an amount of warrants still left unsold, Jasmine will take actions to annul all such warrants.
Subscription and Payment Methods	:	The shareholders wishing to subscribe for the warrants must fill and affix their signature in the subscription form, deliver subscription evidences and make the payment for the subscription as required in Information Memorandum approved by the SEC for continued effect.
Other Conditions	:	As provided in the Plan, upon the occurrence of the following events, no adjustment will be made to the conversion ratio and the exercise price under these warrants: (1) Issuance of 30 million newly issued ordinary shares of Jasmine for offering to one or more of the existing shareholders or specific investors at the offering price of Baht 10 per share; (2) Issuance of not exceeding 20 million newly preference shares of Jasmine under the Voluntary Debt-to-Preference Share Swap Program; and (3) Issuance 18 million newly issued ordinary shares of Jasmine under the Mandatory Partial Debt-to-Equity Swap Program.

The terms and conditions for issuance and offering of Warrant II, exercise of conversion rights, period for the exercise of rights, issuance method of issuance, including amount and registration of ordinary shares reserved for Warrant II, will be stipulated at the discretion of the Plan Administrator. As for other related matters, the Plan Administrator shall consider as it deems appropriate and/or proceed in accordance with the provisions of laws, regulations, notifications or relevant rules. The shares that are left unsold after the exercise of the conversion rights under Warrant II will be annulled.

CAPITAL INCREASE REPORT FORM OF JASMINE INTERNATIONAL PUBLIC COMPANY LIMITED 26 SEPTEMBER 2003

Chaengwatana Planner Co., Ltd. (the "**Plan Administrator**"), as the Plan Administrator of Jasmine International Public Company Limited ("**Jasmine**"), hereby would like to report the resolutions of the Board of Directors' Meeting No.12/2546 held on 25 September 2003 from 15:00 – 16:30 hours in respect of capital increase / share allotment as follows:

1. CAPITAL REDUCTION / INCREASE

Whereas the Business Rehabilitation Plan of Jasmine (the "**Plan**") requires that Jasmine's capital be reduced / increased. Therefore:

1.1 the Board of Directors' Meeting No.12/2546 on 25 September 2003 passed the resolution approving the reduction of capital for unsold or yet to be sold shares of Baht 5,169,163,290. For this purpose, the amount of 516,916,329 ordinary shares with the par value of Baht 10 per share that is left unsubscribed will be annulled. After such reduction of capital, Jasmine will have Baht 7,502,836,710 registered capital, divided into 521,970,477 paid-up ordinary shares with the par value of Baht 10 per share and 228,313,194 ordinary shares allocated for the conversion of Existing Warrant with the par value of Baht 10 per share; and

1.2 the Board of Directors' Meeting No.12/2546 also passed the resolution approving the increase of capital for another Baht 8,182,836,710 by issuing 798,283,671 newly isuued ordinary shares with the par value of Baht 10 per share and 20,000,000 newly issued preference shares with the par value of Baht 10 per share. As such, Jasmine's capital will increase from Baht 7,502,836,710 to Baht 15,685,673,420.

2. ALLOTMENT OF NEW SHARES

2.1 The Board of Directors' meeting passed the resolution approving the allotment of new shares as follows:

(1) Ordinary Shares	30,000,000 Shares	Par Value of Baht 10 per Share	To be offered to one or more of the existing shareholders or specific investors as the Plan Administrator deems appropriate in order to mobilize the capital of Baht 300,000,000 to be used for repaying debts under the Discount Debt Buyback Program (pursuant to Clause 7.3 (1) of the Plan).
(2) Preference Shares	20,000,000 Shares	Par Value of Baht 10 per Share	To be used for the Voluntary Debt-to-Preference Share Swap Program (pursuant to Clause 7.3 (7) (b) of the Plan).
(3) Ordinary Shares	18,000,000 Shares	Par Value of Baht 10 per Share	To be used for the Mandatory Partial Debt-to-Equity Swap Program (pursuant to Clause 7.3 (6) of the Plan).

(4) Ordinary Shares	750,283,671 Shares	Par Value of Baht 10 per Share	To reserve for conversion of the ordinary share warrants ("**Warrant II**") and the adjustment of the conversion rights under the previously issued warrants as a result of the issuance of Warrant II and/or the increase of capital under the Plan (pursuant to Clause 8.1 (3) of the Plan).

2.2 The issuance of shares for capital increase as mentioned above is subject to the conditions, objectives and time frames provided in the Plan, which has been approved by the Court.

2.3 In making an allotment of share under the Debt-to-Equity Swap Program for any creditor, if there is a share fraction, the Plan requires that such fraction be pulled down to the nearest rounded figures, and that the debt amount equal to such fraction be discharged. The Plan also requires that the ordinary shares that are left unsold after the exercise of the conversion rights under Warrant II will be annulled.

3. SCHEDULE FOR SHAREHOLDERS' MEETING TO APPROVE CAPITAL INCREASE / SHARE ALLOTMENT

Since Jasmine is now in business rehabilitation proceeding, no shareholders' meeting will be held to approve the increase of capital / allotment of shares (pursuant to Section 90/25 of the Bankruptcy Act.).

4. APPLICATION FOR APPROVAL OF RELEVANT GOVERNMENT AGENCIES FOR CAPITAL INCREASE / SHARE ALLOTMENT AND CONDITIONS THERETO

At the moment, the Plan Administrator is requesting for the Court's permission to make amendments to the Articles of Association and the Memorandum of Association of Jasmine pursuant to Section 90/64 of the Bankruptcy Act. Upon the receipt of such permission, the Plan Administrator will take actions to register the increase of capital with the Company and Partnership Official Registrar of the Department of Business Development, Ministry of Commerce, and will coordinate with the Share Registrar of the Jasmine, which is the Thailand Share Depository Company Limited, and relevant governmental authorities for further actions.

5. OBJECTIVES OF CAPITAL INCREASE AND THE PLAN TO UTILIZE THE PROCEEDS FROM CAPITAL INCREASE

Please see Section 2.1 (1) – (4).

6. BENEFITS TO JASMINE FROM CAPITAL INCREASE / SHARE ALLOTMENT

This capital increase is an action required under the Plan. The proceeds from this capital increase / share allotment will be used for debt repayment programs provided in the Plan, which will help lessen the debt burdens of Jasmine for an approximate amount of 11,800 million Baht. By doing so, Jasmine's debt structure will be in line with its income structure, and Jasmine will soon regain the capability to operate its business and compete with other business operators, which will be beneficial to its creditors and stakeholders such as employees, contractors, business partners, shareholders, etc. In addition, this capital increase will be reserved for the conversion of Warrant II and the adjustment of conversion rights under the previously issued warrants as a result of the issuance of Warrant II and/or the increase of capital under the Plan.

7. **Benefits to the Shareholders from Capital Increase / Share Allotment**

The capital increase, debts to equity swap and utilization of proceeds from capital increase of Jasmine will help lessen the debt burdens of Jasmine for an approximate amount of 8,062 million Baht. As a result, Jasmine will have stronger financial status. The Plan Administrator hopes that with such stronger financial status, a price of its shares may increase and may help strengthen Jasmine's capability of paying dividends in the future.

8. **Other Information Necessary to Be Used by the Shareholders to Consider and Approve Capital Increase / Share Allotment**

None.

9. **Tentative Action Plan for Capital Increase / Share Allotment**

o The Board of Director's Meeting passing the resolution approving the increase of capital	25 September 2003
o Filing a petition with the Court for permission of the reduction / increase of registered capital and the amendments of Articles of Association and Memorandum of Association	26 September 2003
o Registration of the reduction / increase of registered capital and the amendments of Articles of Association and Memorandum of Association with the Company Registrar	Upon the Court's permission
o Allotment of shares and Debts to equity conversion for the creditors under applicable debt repayment programs	As provided in the Plan

The Plan Administrator hereby certifies that the information contained in this report is true and complete in all respects.

Sincerely yours,

Signature ____________ Authorized director Signature ____________ Authorized director

(Mr.Somboon Patcharasopak) (Ms. Jongluck Thongnim)

Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 68/46

September 30, 2003

Subject : Report on Progress of Business Rehabilitation of Jasmine International Public Company Limited
Attention : President of the Stock Exchange of Thailand

Chaengwatana Planner Co., Ltd. (the **"Plan Administrator"**), as the administrator of the Business Rehabilitation Plan (the "**Plan**") of Jasmine International Public Company Limited ("**Jasmine**"), hereby would like to report to the Stock Exchange of Thailand that following the Plan Administrator's filing of a request petition with the Central Bankruptcy Court to reduce / increase the amount of registered capital and to amend the contents of the Memorandum of Association and the Articles of Association of Jasmine pursuant to Section 90/64 of the Bankruptcy Act, on 29 September 2003 the Central Bankruptcy Court issued an order approving such petition, and that the meeting of the Board of Directors of the Plan Administrator No.13/2003 held on 30 September 2003 adopted the following resolutions with regard to the business rehabilitation of Jasmine:

1. The meeting approved that Jasmine conduct an offering of 30 million ordinary shares having the par value of Baht 10, at the offering price of Baht 10 per share in order to raise the capital. Such shares are to be offered to the investors who have expressed their intention to make a subscription to such shares as follows:-

Name-Address of Investors	*Subscription Amount of Shares*	*Amount Paid (Baht)*
1. SHERRIFF Management Limited	7,000,000	70,000,000
23rd Floor M Thai Tower, All Season Place, No.87,		
Wireless Rd., Pathumwan, Bangkok 10330		
2. Miss Varinthorn Bulakul	13,000,000	130,000,000
No.168/2 Soi Sukhumvit 49 (Klang), Klongtonmua,		
Wattana District, Bangkok 10110		
3. Mr. Soraj Asavaprapha	9,000,000	90,000,000
No.407 Soi Arkarnsongkroh, Thongwatdon, Sathorn		
District, Bangkok 10120		
4. Miss Paipan Poopat	1,000,000	10,000,000
No.70 Soi On-Nuch 66, Suanluang, Suanluang District,		
Bangkok 10250		
Total	***30,000,000***	***300,000,000***

The investors as mentioned above will make subscription payments with the total value of Baht 300 million to Jasmine on 30 September 2003. The Plan Administrator will make an allotment of such 30 million ordinary shares to each investor after the registration of capital increase is completed. The subscription amount of Baht 300 million will be used to repay debts under the Discount Debt Buyback Program.

The mentioned allocation of shares is not related transaction since the four investors have no relationship with Jasmine.

2. The Meeting approved that, as a result of the allotment of 30 million ordinary shares to the new investors, the exercise price and ratio of the JASMIN-W and ESOP shall be adjusted according to the formulas and calculation method stipulated in the prospectus. The Board of Director of the Plan Administrator resolved the adjustment of the Exercise Price and Ratio of JASMIN-W and ESOP as follows :-

JASMIN-W	New exercise price	=	4.918 Baht per Share
	New exercise ratio	=	1 Unit : 1.01672 Share

However, according to Clause 1.1.12.2 of JASMIN-W Prospectus which specified that "The Company shall not adjust the Exercise Price if such adjustment causes the prevailing Exercise Price to be less than Baht 1. The Company shall, therefore, bring forward the adjustment to be included in the following adjustment of rights. The Company shall adjust the Exercise Price whenever the adjusted Exercise Price, when added together, is more than or equal to Baht 1".

As a result Jasmine will not adjust the exercise price instantly but will maintain the existing Exercise Price at Bt 5 per share since such adjustment causes the prevailing Exercise Price to be less than Baht 1. Jasmine shall, therefore, bring forward such adjustment to be included in the next adjustment of right. Whereas the new Exercise Ratio shall be 1:1.01672. In cases where the number of shares corresponding to the exercise of the Certificates for each notification of intention to exercise is a fraction of share, such fraction shall be deleted.

Furthermore, the Exercise Price and Ratio of ESOP will be adjusted by the same calculation method of JASMIN-W and shall be notified to the directors and employees through the internal memorandum.

3. Approved the amendment of Symbol of "JASMIN" which uses for selling and buying securities in the Stock Exchange of Thailand from "JASMIN" to "***JAS***" and "JASMIN-W" to "***JAS-W1***"

Please be informed accordingly. Further progress will be reported at later stages

Sincerely yours,

Signature ______________________ Authorized director

(Mr.Somboon Patcharasopak)

Chaengwatana Planner Co., Ltd., Plan Administrator of

Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด

CHAENGWATANA PLANNER CO., LTD.

Copy to The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited

200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 69/46

September 30, 2003

Subject : The Central Bankruptcy Court's Approval to the Business Rehabilitation Plan of a Subsidiary Company

To : The President of the Stock Exchange of Thailand

Jasmine International Public Company Limited (the "**Company**") would like to inform that on 30 September 2003 at 9:00 a.m. the Central Bankruptcy Court rendered the order to approve the Business Rehabilitation Plan ("**Plan**") of Jasmine International Overseas Company Limited ("**JIOC**"), the Company's subsidiary, and has appointed Pakkret Planner Co., Ltd. as JIOC's Plan Administrator of the Company. All of the rights, powers and duties of Pakkret Planner Co., Ltd. as the Planner shall be vested in the Plan Administrator from the date hereof onwards.

The Plan has been approved by the Central Bankruptcy Court and the Creditors' meeting at 86.10%. The summary is as follows:

(1) Creditors Classification and Treatment

The Plan classifies the creditors into 5 groups, being 1 group of secured creditors and 4 groups of unsecured creditors, details of which are as follows:

Group 1 Secured Creditors: This group consists of a number of creditors each of which has a debt amount less than 15% of the total indebtedness and having the JIOC's pledged assets as collateral. The amount of debts in this group accounts for approximately 71.26% of the total indebtedness. Each of Group 1 Creditors will be treated on an equal basis according to its right under (i) the Debt-to-Secured Asset (Non-core) Swap Program (Section 7.3 (2) of the Plan); and (ii) the Partial Debt Repayment Program (Section 7.3 (3) of the Plan) as follow:

(a) Debt-to-Secured Asset (Non-core) Swap Program

- JI Default Shares and JI New Shares (altogether 60 million shares) will be transferred to creditors in proportion to their debts in lieu of debt repayments;
- On the commencement date of this program, the remaining debts, accrued interests and outstanding fees of JIOC as pledgor shall be written off entirely;
- Upon the commencement date of this program, if the debt amounts are not yet confirmed, JIOC will transfer the secured 60 million shares to a newly established SPV;
- SPV will initially issue a share confirmation contract to each of the creditors, and then make a relevant share transfer to each of the creditors upon the amount of debt shall have been confirmed; and

- As to the creditors who are also creditors under the Debt Restructuring Agreement, such creditors are eligible to the debt repayment under the Partial Debt Repayment Program.

(b) Partial Debt Repayment Program

- All principal and accrued interest owned by JIOC (in the amount of 30 million Baht) under the Debt Restructuring Agreement will be converted to SPV's new debt owing to the creditors;
- (i) 97.5 million shares in ACeS (Thailand) Company Limited; (ii) 15 million shares in ACeS International Company Limited; and (iii) capital increase proceed in the amount of 30 million Baht will be transferred to the SPV;
- All of remaining principal, accrued interest and outstanding fees under the Debt Restructuring Agreement will be written off entirely;
- Upon the foregoing, all given security/collateral will be released and discharged accordingly; and
- SPV will issue a separate debt acknowledgement agreement to evidence the amount of new debts, and will make transfer of SPV's shares to relevant creditors in proportion to their debts.

Group 2 Unpaid Share Contribution Creditor: This is an unsecured creditor whose debt is an outstanding amount with respect to unpaid share contribution. The amount of debts in this group accounts for approximately 15.62% of the total indebtedness. The creditor in this group will be treated under the Partial Debt-to-Equity Swap Program as follows:

- Debts of Groups 2, 3 and 5 Creditors collectively will be swapped to JIOC's 8,538,462 shares at 10 Baht per share. The debt-to-equity swap will be made to creditors in proportion to their debts; and
- All of remaining principal, accrued interest and outstanding fees will be written off.

Group 3 Share Pledge Creditor: This is an unsecured creditor who pledges its assets to secure the debt repayment of JIOC. The amount of debts in this group accounts for approximately 1.01% of the total indebtedness. The creditor in this group will be treated under the Partial Debt- to-Equity Swap Program— similar to Groups 2 and 5 Creditors.

Group 4 Professional Creditors: This group of creditors consists of unsecured creditors whose debts are advisory fees, professional fees and expenses. The amount of debts in this group accounts for approximately 0.01% of the total indebtedness. The creditors in this group will be treated under the Professional Fees Debt Repayment Program as follows:

- The creditors will be given a hair-cut of 5% of the principal and accrued interests and outstanding fees; and
- The remaining 95% of principal and interests will be repaid within a period of 60 days from the date on which the court approved the Plan.

Group 5 Creditor with Specific Nature: This is an unsecured creditor whose debts may be repaid after other creditors' debts shall have been fully repaid. The amount of debts in this group accounts for approximately 12.10% of the total indebtedness. The creditor in this group will be treated under the Partial Debt- to-Equity Swap Program— similar to Groups 2 and 3 Creditors.

If business rehabilitation under the Plan is successfully completed, JIOC will be able to write-off of all indebtedness claimed by creditors.

(2) Actions Regarding JIOC's Share Capital

The Plan provides for number of actions regarding the share capital of JIOC as follows:

(a) Capital Reduction to 10 Baht or any other lowest possible level allowed by laws, by way of reduction of number of shares or any other method permitted by laws. A single shareholder holding greatest amount of JIOC shares as of the date on which the court approved the Plan shall be the shareholder of JIOC after such capital reduction;

(b) Capital increase of 30 million Baht by issuing 3 million newly issued common shares of JIOC, the proceed of which shall be used in the Partial Debt Repayment Program; and

(c) Capital increase of not more than 85,384,620 Baht by issuing not more than 8,538,462 newly issued common shares of JIOC for debt-equity conversion in the Partial Debt-to-Equity Swap Program.

(3) Release of Collateral Assets (In Case of Secured Creditors)

Immediately upon the debt release or repayment under the relevant debt repayment programs (whether in cash, by way of debt-to-equity conversion or otherwise) under the Plan, it shall be deemed that relevant secured creditors shall have (i) waived all of their rights over the collateral assets; and (ii) released or discharged all security assets under the Debt Restructuring Agreement or any other security assets provided as collateral in accordance with any other agreements or contractual documents (whether such security assets belong to JIOC or otherwise).

Please be informed, and should there be any progress, the Company will promptly inform you accordingly.

Sincerely yours,

Signature ____________________ Authorized director

(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.

Copy to: The Office of the Securities & Exchange Commission

บริษัท จัสมิน อินเตอร์เนชั่นแนล จำกัด (มหาชน)
Jasmine International Public Company Limited
200, 29th-30th Fl., Moo 4, Chaengwatana Road, Pakkred Sub-district, Pakkred, Nonthaburi 11120, Thailand.
Tel. +66 (0) 2502-3000-7 Fax: +66 (0) 2502-3150-2, URL : http : // www.jasmine.com ทะเบียนเลขที่ บมจ. 257

ADMS 78/46

October 8, 2003

Subject : A disposal of assets by a subsidiary

Chaengwatana Planner Co., Ltd. as the Plan Administrator of Jasmine International Public Company Limited (**"JASMIN"**) would like to inform that on 8 October 2003 Jasmine Cyberworks Co., Ltd. **("JCW")** (a subsidiary in which JASMIN hold 100% of the available shares), a company engages in the newly-created e-commerce, sold total shares holding in GP Education Co., Ltd., Passion Net Co., Ltd. and J.S. Intellinet Co., Ltd. to Dr.Soraj Asavaprapha at the average price Baht 3.32 apiece, amounting to 5.6 million Baht. Details of the disposal of assets are as follows:

Company Name	Number of shares sold (shares)	Proportion of registered capital in each company (%)	Book Value Per share at 30 June 2003 (Baht)
GP Education Co., Ltd.	799,995	40	2.97
Passion Net Co., Ltd.	286,000	26	0
J.S. Intellinet Co., Ltd.	600,000	20	0

JCW will use the proceeds received from the disposal of assets for repaying debts to its creditors.

The transaction size of the above mentioned does not fall under the criteria, procedures and disclosure concerning acquisition/disposition of listed company' s assets and connected transaction according to the announcement of the Stock Exchange of Thailand.

Please be informed accordingly.

Signature __________________ Authorized director
(Mr.Somboon Patcharasopak)
Chaengwatana Planner Co., Ltd., Plan Administrator of
Jasmine International Public Company Limited

บริษัท แจ้งวัฒนะ แพลนเนอร์ จำกัด
CHAENGWATANA PLANNER CO., LTD.